Exhibit 97.1

KAYNE ANDERSON BDC, INC.

COMPENSATION RECOVERY POLICY

1. Incentive-Based Compensation Policy

Kayne Anderson BDC, Inc. (the “Company”), as an externally-managed business development company under the Investment Company Act of 1940, as amended, does not pay or otherwise award incentive-based compensation to its executive officers. In the event the Company determines to award incentive-based compensation to any executive officer of the Company, the Company will adopt the following formal recovery policy consistent with Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or New York Stock Exchange (the “NYSE”), subject to approval by the Board of Directors of the Company.

2.  Compensation Recovery Policy

This policy (this “Policy”) sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from Covered Persons (as defined below) in accordance with rules issued by the SEC under the Exchange Act and the NYSE. Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 4 below.

3. Compensation Recovery Requirement

In the event the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Financial Restatement.

4. Definitions

a.	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement) or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period (a “little r” restatement).

b.	“Administrator” shall mean the body charged with administering this Policy. The Administrator shall be the Board or a committee of the Board.

c.	“Board” shall mean the Board of Directors of the Company.

d.	“Clawback Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement and with respect to (1) each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such Executive Officer is serving in such position with the Company at the time the Erroneously Awarded Compensation is required to be repaid to the Company) and (2) with respect to any Covered Person who is not an Executive Officer, if such Covered Person was designated as a Covered Person at any time prior to or during the applicable performance period for any Incentive-based Compensation, all Incentive-based Compensation Received by such Covered Person (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer or, for any Covered Person who is not an Executive Officer, after designation as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association and (iv) during the applicable Clawback Period.

e.	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

f.	“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

g.	“Covered Executive Officer” shall mean an individual who is currently or previously served as the Company’s principal executive officer, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), an officer who performs (or performed) a policy-making function, or any other person who performs (or performed) similar policy-making functions for the Company or is an executive officer of the Company identified pursuant to 17 CFR 229.401(b). An executive officer of the Company’s parent or subsidiary is deemed a “Covered Executive Officer” if the executive officer performs (or performed) such policy making functions for the Company.

h.	“Erroneously Awarded Compensation” shall mean, with respect to each Covered Person in connection with any Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

i.	“Exchange” shall mean the New York Stock Exchange.

j.	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

k.	“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

l.	“Received” shall, with respect to any Incentive-Based Compensation, mean actual or deemed receipt, and Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period

m.	“Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

5. Compensation Recovery Requirement

In the event of an Accounting Restatement, the Company must recover Erroneously Awarded Compensation reasonably promptly, in amounts determined pursuant to this Policy. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on the filing of restated financial statements. Recovery under this Policy with respect to a Covered Executive Officer shall not require the finding of any misconduct by such Covered Executive Officer or such Covered Executive Officer being found responsible for the accounting error leading to an Accounting Restatement. In the event of an Accounting Restatement, the method for recouping Erroneously Awarded Compensation shall be determined by the Administrator in its sole and absolute discretion, to the extent permitted under the Listing Standards and in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code.

Recovery may include, without limitation, (i) reimbursement of all or a portion of any incentive compensation award, (ii) cancellation of incentive compensation awards and (iii) any other method authorized by applicable law or contract.

6.  Exception to Compensation Recovery Requirement

The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Administrator determines that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

A.	The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the issuer must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

B.	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange.

C.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7. Tax Considerations

To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Executive Officer, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.

8. Prohibition on Indemnification and Insurance Reimbursement

The Company is prohibited from indemnifying any Covered Executive Officer against the loss of any Erroneously Awarded Compensation. Further, the Company is prohibited from paying or reimbursing a Covered Executive Officer for the cost of purchasing insurance to cover any such loss. The Company is also prohibited from entering into any agreement or arrangement whereby this Policy would not apply or fail to be enforced against a Covered Executive Officer.

9.  Policy Interpretation

It is intended that this Policy shall be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC, NYSE or any other national securities exchange on which the Company's securities may be listed.

10. Policy Administration

This Policy shall be administered by the Administrator; provided, however, that the Board shall have exclusive authority to authorize the Company to prepare a Financial Restatement. In doing so, the Board may rely on a recommendation of the Audit Committee of the Board. The Administrator shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Administrator shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Administrator deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Administrator of any provision of this Policy and all determinations made by the Administrator under this policy shall be final, binding and conclusive.

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